Filed by Regis Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Alberto-Culver Company (Commission file number: 001-05050)

Sally Holdings, Inc. (Commission file number: 001-05050)

Regis Corporation (Commission file number: 001-12725)

Filing Person’s Commission file number: 001-12725

[The following excerpts were included in a webcast posted to Regis Corporation’s website on March 21, 2006]

This transcript excerpt contains “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward—looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect Regis Corporation’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of Regis Corporation and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of Regis Corporation to successfully identify and acquire salons and beauty schools that support its growth objectives; the ability of Regis Corporation to complete the merger with Sally Beauty Company; the ability to integrate the acquired business; the ability of Regis Corporation to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of Regis Corporation to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in Regis Corporation’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Regis Corporation and Alberto-Culver Company have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver Company and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus-information statement to the shareholders of Regis Corporation and Alberto-Culver Company. Investors are urged to carefully read the joint proxy statement/prospectus-information statement and any other relevant documents filed with the SECURITIES AND EXCHANGE COMMISSION (“SEC”) when they become available because they will contain important information. Investors will be able to get the joint proxy statement/prospectus-information statement and all relevant documents filed by Regis Corporation and Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Regis Corporation, from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7777 or investorrelations@regiscorp.com or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3145.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver Company may deemed to be participants in the  solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver Company with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

Justin Hott, Bear Stearns:

And, just one more question, with the Sally/BSG deal, with Regis stock being a big part of it and assuming your share—assuming your shares get hit—can Alberto walk away from this deal, are there certain provisions that you can share with us to understand what mechanisms maybe there would be about renegotiating price or just talking about what could happen here? Do they have the ability to walk away?

Randy Pearce, Executive Vice President,
Chief Financial Officer and Chief Accounting
Officer of Regis Corporation:

Justin, this is Randy, you know, no, they can’t—you know, the short answer to your question is no. We fully expect and hope to go forward with this. The purpose of today’s call is really to talk about the third quarter performance and the year results. We have filed all of the legal documents associated with the proposed merger with the Sally/BSG business, so that information is available.

Justin Hott:	OK. Thank you.

Randy Pearce:	You’re welcome.

Operator:	Thank you.

Randy Pearce:	Jaime, do we have any other calls in queue?

Operator:	We do. We have a question from Alex Vallecillo with Allegiant Asset Management.

Alex Vallecillo, Allegiant Asset Management:

Good afternoon. My question is on the Sally Beauty business. Have they experienced similar issues with some of the same suppliers by any chance? Or can you kind of help us understand the history of their business as it relates to some of these same issues and maybe what we should expect going forward in the combined company?

Randy Pearce:	Paul, let me take a stab at that one. Alex, the BSG business, which is the Sally Beauty distribution business, really is selling the same product that we’re selling in our stores. They’re selling to independent salon chains. So they will also see the new—no the repackaged—lines coming through their distribution channels just as we are. The one difference, to their credit, that they’re able to manage margins better is because Sally—or the BSG distributors—are able to sell the repackaged lines to independent salon chains and a lot of the times to booth operators at trade shows and still maintain their same margins. One of the things that we’ve talked to—you know we’ve had conversations with the management from BSG on this—and clearly as we go forward under a new combined company, that gives us the ability that in the future—not as a negative but a positive—that should we find ourselves to be in the same situation in the future we could perhaps use the BSG distribution channels to move some of that excess old packaged merchandise at higher margins to the independent salon chains. Our strategy at Regis has been to really come out with the new lines as quickly as possible, it’s a little different strategy.